Exhibit 99.1

The Toronto-Dominion Bank Receives Regulatory Approval for Normal Course Issuer Bid

TORONTO, December 19, 2019 /CNW/ - The Toronto-Dominion Bank (TD) (TSX: TD) announced today that the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions Canada (OSFI) have approved TD's previously announced normal course issuer bid. As previously announced, TD intends to terminate its existing normal course issuer bid and launch a new normal course issuer bid to repurchase for cancellation up to 30 million of its common shares. The new normal course issuer bid will commence on December 24, 2019 and end on December 23, 2020, such earlier date as TD may determine or such earlier date as TD may complete its purchases pursuant to the notice of intention filed with the TSX.

The maximum number of shares that may be repurchased for cancellation under the bid represents approximately 1.7% of the 1,812,651,730 common shares issued and outstanding as at November 30, 2019. Under the rules of the TSX, TD is entitled to repurchase, during each trading day, up to 804,012 common shares (excluding purchases made pursuant to the block purchase exception), being 25% of the average daily trading volume of 3,216,047 common shares during the six calendar months prior to the commencement of the bid.

Repurchases will be made through the facilities of the TSX as well as through other designated exchanges and alternative trading systems in Canada in accordance with applicable regulatory requirements. The price paid for such repurchased shares will be the market price of such shares at the time of acquisition or such other price as may be permitted by the TSX. All repurchased shares will be cancelled.

The number of shares and timing of the repurchases under this bid will be determined by TD. Prior to commencing purchases under the bid, TD intends to establish an automatic share purchase plan under which its broker, TD Securities, will repurchase TD shares pursuant to the normal course issuer bid within a defined set of criteria.

TD’s existing normal course issuer bid to repurchase up to 20 million of its common shares commenced on June 18, 2019 and was scheduled to terminate on June 17, 2020, unless terminated earlier in accordance with its terms. TD has repurchased all 20 million of its common shares under its existing normal course issuer bid, at an average price of $75.35 per share for a total amount of $1.5 billion. TD’s existing normal course issuer bid will be terminated at the close of business on December 23, 2019 and the 20 million common shares repurchased for cancellation under that bid will be deducted from the maximum number of shares that may be repurchased by TD under a normal course issuer bid pursuant to the rules of the TSX. The maximum number of shares that may be repurchased under the new bid, when aggregated with the 20 million common shares repurchased under the existing bid, represents approximately 2.8% of TD’s common shares issued and outstanding as at November 30, 2019.

As at October 31, 2019, the Bank's Common Equity Tier 1, Tier 1 and Total Capital ratios were 12.1%, 13.5% and 16.3%, respectively.

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2019 MD&A") in the Bank's 2019 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings "Business Outlook and Focus for 2020", and for the Corporate segment, "Focus for 2020", and in other statements regarding the Bank's objectives and priorities for 2020 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), model, reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; the ability of the Bank to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; fraud or other criminal activity to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition from incumbents and non-traditional competitors, including Fintech and big technology competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2019 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings "Significant and Subsequent Events, and Pending Transactions" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2019 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2020", and for the Corporate segment, "Focus for 2020", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by branches and serves more than 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 13 million active online and mobile customers. TD had CDN$1.4 trillion in assets on October 31, 2019. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information:

Julie Bellissimo, Manager, Media Relations, (416) 965-6050

Gillian Manning, Head of Investor Relations, (416) 308-9030